30 South Wacker Drive Suite 3550 Chicago IL 60606 312.583.5700 phone

May 10, 2012

VIA EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Navigant Consulting, Inc.

Definitive Proxy Statement on Schedule 14A

Filed on April 3, 2012

File No. 001-12173

Dear Mr. Orlic:

This letter is being submitted in response to the comment letter dated May 8, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Definitive Proxy Statement on Schedule 14A of Navigant Consulting, Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Definitive Proxy Statement.

General

1.	Your definitive proxy statement does not disclose the existence of a solicitation in opposition, despite apparent notification by Mr. Stephen J. Denari of his intention to nominate specific individuals for election to your board of directors. Please advise, and, if you were in fact aware of Mr. Denari’s intentions in the regard, tell us how you intend to address any omissions from your disclosure. The staff believes that it is not appropriate to omit this information from an initial proxy statement. See Question I.G.2 of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001).

On December 23, 2011, Stephen J. Denari submitted a letter to the Company notifying it of his intention to nominate James F. Beedie, William J. McGrath and Martha Wilke Murray for election to the Company’s board of directors at the next annual meeting of shareholders of the Company (the “Notice of Intent to Nominate”). The Company did not omit this information from its original proxy statement, nor did it rely on Rule 14a-6(a) to file a proxy statement in definitive form in a contested proxy solicitation for the election of directors contrary to the guidance provided in Question I.G.2. Instead, the Company filed a Preliminary Proxy Statement on Schedule 14A with the Commission on March 16, 2012 which included the following statement on page 13: “The Company has received a notice from a holder of 100 shares of our common stock that he intends to nominate three directors for election at the annual meeting.” The identical sentence was included on page 13 of the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 3, 2012. That disclosure is all that the Company knew, or reasonably should have known, about a potential solicitation in opposition at the time it made such filings because the Company has had no further communication with Mr. Denari since he submitted the Notice of Intent to Nominate to the Company in late December 2011.

There are several other reasons why the Company reasonably believed that the Notice of Intent to Nominate may not result in a solicitation in opposition. First, Mr. Denari has never requested a shareholder list from the Company or given any other indication of his intention to solicit the Company’s shareholders with respect to his nominees other than the statements made in the Notice of Intent to Nominate. Second, in a letter dated January 28, 2012 sent by the Company to each of Mr. Denari’s nominees, the Company requested that they complete Directors and Officers Questionnaires and invited them to provide any additional information that they would like the Company’s board of directors to consider in connection with their nomination, and none of the nominees nor Mr. Denari provided the Company with any additional information other than the completed questionnaires. Finally, in the Notice of Intent to Nominate, Mr. Denari reserved the right “not to present the nominations so described.” All of these factors coupled with Mr. Denari’s ownership of only 100 shares of the Company’s common stock and his prolonged lack of communication with the Company led the Company to question the seriousness of his intention to solicit shareholders with respect to his nominees.

In response to the filing of the Preliminary Proxy Statement on Schedule 14A with the Commission on May 2, 2012 by NCI Restore Growth Committee, LLC, an Illinois limited liability company, James F. Beedie, William J. McGrath, Martha Wilke Murray and Mr. Denari, the Company prepared a supplement to its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement Supplement”) to include information required to be disclosed in the context of a solicitation in opposition. The Company filed the Proxy Statement Supplement with the Commission on May 9, 2012.

2.	Given the solicitation in opposition, please provide the disclosure required by Items 4(b) and 5(b) of Schedule 14A, or provide us with your analysis as to why you believe that you are not required to do so.

The section entitled “Information Concerning Participants in the Company’s Solicitation of Proxies” beginning on page 1 of the Proxy Statement Supplement includes the disclosure required by Items 4(b) and 5(b) of Schedule 14A.

3.	Your disclosure indicates that majority voting for the election of directors is the standard for your company for uncontested elections of directors. Your bylaws appear to indicate that the applicable standard in contested elections is plurality voting. Given that your solicitation is contested, please address any necessary changes to your proxy statement and your proxy card.

The section entitled “Vote Standard Applicable to Election of Directors” on page 6 of the Proxy Statement Supplement discloses that a plurality vote standard will apply if there is, in fact, a contested election of directors at the Company’s 2012 annual meeting.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to call me at (312) 573-5603.

Sincerely,

/s/ Monica M. Weed

Monica M. Weed